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                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549



                           SCHEDULE 13G
                          (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                    PURSUANT TO RULE 13d-2(b)

                       (Amendment No.  3) *



                 FIRST LANCASTER BANCSHARES, INC.
________________________________________________________________
                         (Name of Issuer)

                           COMMON STOCK
________________________________________________________________
                  (Title of Class of Securities)

                           32067S 10 1
________________________________________________________________
                          (CUSIP Number)




                                 N/A
________________________________________________________________
     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [x]   Rule 13d-1(b)

    [x]   Rule 13d-1(c)

    [ ]   Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        Page 1 of 8 pages
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CUSIP No. 32067S 10 1             13G          Page 2 of 8 Pages

1.   NAME OF REPORTING PERSON:
     First Lancaster Bancshares, Inc.
     Employee Stock Ownership Plan Trust

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
     61-1297318

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER                   0

6.   SHARED VOTING POWER            76,090

7.   SOLE DISPOSITIVE POWER              0

8.   SHARED DISPOSITIVE POWER       76,090

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                         76,090

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    8.7%

12.  TYPE OF REPORTING PERSON*   EP


          *  SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 32067S 10 1             13G          Page 3 of 8 Pages


1.   NAME OF REPORTING PERSON:  David W. Gay

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER              21,006

6.   SHARED VOTING POWER            72,288

7.   SOLE DISPOSITIVE POWER         21,006

8.   SHARED DISPOSITIVE POWER       72,288

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                         93,294


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*    [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    10.7%

12.  TYPE OF REPORTING PERSON*  IN

          *  SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 32067S 10 1             13G          Page 4 of 8 Pages


1.   NAME OF REPORTING PERSON:  Ronald L. Sutton

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER              15,691

6.   SHARED VOTING POWER            70,935

7.   SOLE DISPOSITIVE POWER         15,691

8.   SHARED DISPOSITIVE POWER       70,935

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                         86,626

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*    [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    9.9%

12.  TYPE OF REPORTING PERSON*   IN

          *  SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 32067S 10 1             13G          Page 5 of 8 Pages


1.   NAME OF REPORTING PERSON:  Jack C. Zanone


     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER               6,423

6.   SHARED VOTING POWER            70,935

7.   SOLE DISPOSITIVE POWER          6,423

8.   SHARED DISPOSITIVE POWER       70,935

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                        77,358

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*    [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   8.8%

12.  TYPE OF REPORTING PERSON*   IN


          *  SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                              Page 6 of 8 Pages


ITEM 1(a)  NAME OF ISSUER:
           First Lancaster Bancshares, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
           208 Lexington Street
           Lancaster, Kentucky  40444-1131

ITEM 2(a)  NAME OF PERSON(S) FILING:
           First Lancaster Bancshares, Inc. Employee Stock
Ownership Plan Trust ("ESOP"), and the following individuals who serve as its trustees: David W. Gay, Ronald L. Sutton, and Jack
C. Zanone.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP:
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES:
           Common Stock, par value $.01 per share.

ITEM 2(e)  CUSIP NUMBER:
           See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-
          1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON
          FILING IS A:

     (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     If this statement is filed pursuant to Rule 13d-1 (c), check this box. [x]

     Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are
not applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.
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                                              Page 7 of 8 Pages

ITEM 4.   OWNERSHIP.
     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON.
     First Lancaster Bancshares, Inc., in its capacity as the ESOP Committee, has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY.
     Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP.
     Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
     Not applicable.

ITEM 10.  CERTIFICATION.
     By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below, each signatory in his individual
capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                              Page 8 of 8 Pages

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST LANCASTER BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:


     /s/ David W. Gay                        February 11, 2000
     __________________________________      _________________
     David W. Gay, as Trustee                     Date


     /s/ Ronald L. Sutton                   February 11, 2000
     __________________________________     _________________
     Ronald L. Sutton, as Trustee                 Date


     /s/ Jack C. Zanone                     February 11, 2000
     __________________________________     _________________
     Jack C. Zanone, as Trustee                   Date


/s/ David W. Gay                            February 11, 2000
_________________________________________   _________________
David W. Gay, as an Individual                    Date
  Stockholder

/s/ Ronald L. Sutton                        February 11, 2000
_________________________________________   _________________
Ronald L. Sutton, as an Individual                Date
  Stockholder

/s/ Jack C. Zanone                          February 11, 2000
_________________________________________   _________________
Jack C. Zanone, as an Individual                  Date
  Stockholder